UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Adventix Global Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

895 Dove Street, Suite 300
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClean	949 851 4700	dm@iconcapg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David McClean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Adventix Global Markets LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: General Securities Principal and Financial and Operations Principal

[signature]
Notary Public

NORA LOUISE BRADFORD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BR6437503
Qualified in Queens County
Commission Expires 08/01/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2022

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Adventix Global Markets LLC (formerly known as "Angel Island Capital Services, LLC")

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Adventix Global Markets LLC (formerly known as "Angel Island Capital Services, LLC") (the "Company") as of December 31, 2022, and the related statement of operations, statement of changes in member's equity and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company Ability to Continue as a Going Concern

The accompanying financial statements have-been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this uncertainty are also described in the Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

We draw attention to Note 5 to the financial statements, which indicates that the Company has net capital deficiency during the year ended December 31, 2022 on account of which the Company is unable to comply the Net Capital Requirement pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission. Our opinion is not modified in respect of this matter.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Schedule - II Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Act of 1934, and Schedule III - Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditors since 2022.

New Delhi, India
Date: March 24, 2023

TABLE OF CONTENTS

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	0.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	24,729.50
Total Current Liabilities	24,729.50
Total Liabilities	24,729.50
Equity	
Additional Paid In Capital	410,000.00
Owner's Equity	-5,237,289.47
Retained Earnings	5,511,074.82
Net Income	-708,514.85
Total Equity	-24,729.50
TOTAL LIABILITIES & EQUITY	**0.00**

See notes to financial statements.

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Ordinary Income/Expense	
Expense	
Audit Expenses	22,000.00
Clearing Expense	82,500.00
Communications	8,271.69
Compensation Expense	256,327.94
Occupancy	34,730.70
Office Expenses	2,750.00
Other Business Expenses	97,089.12
Professional Fees	190,737.40
Regulatory Fees	
FINRA Assessment Fees	3,050.00
FINRA Fees	9,958.00
Regulatory Fees - Other	-1,000.00
Total Regulatory Fees	12,008.00
Regulatory Renewal Fees - FINRA	500.00
State Taxes - CA	800.00
Tax Expenses	
Income Tax - Other	800.00
Total Tax Expenses	800.00
Total Expense	708,514.85
Net Ordinary Income	-708,514.85
Net Income	**-708,514.85**

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2022

Balance - January 1, 2022	$	528,575
Contributions		410,000
Deductions		(254,790)
Net loss		(708,515)
Balance - December 31, 2022	$	(24,730)

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES	
Net Income	-708,514.85
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Investments	250,000.00
Prepaid Expenses:Insurance	16,038.72
Prepaid Expenses:Regulatory	1,530.00
Accounts Payable - FINRA	929.50
Accounts Payable - Taxes	800.00
Accounts Payable (A/P)	-229,191.94
Accounts Payable Office Svs.	1,000.00
Net cash provided by Operating Activities	-667,408.57
INVESTING ACTIVITIES	
FINRA Flex Funding CRD	498.50
Net cash provided by Investing Activities	498.50
FINANCING ACTIVITIES	
Additional Paid In Capital	-90,000.00
Owner's Equity	237,710.53
Retained Earnings	7,500.00
Net cash provided by Financing Activities	155,210.53
Net cash increase for period	-511,699.54
Cash at beginning of period	511,699.54
Cash at end of period	**0.00**

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

Notes to Financial Statements
December 31, 2022

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Adventix Global Markets LLC, (formerly known as "Angel Island Capital Services, LLC) (the "Company") is a wholly-owned subsidiary of ICON Capital Holdings, LLC (formerly known as Angel Island Operations Holdings 2, LP) ("the "Parent"). The Company was organized on December 26, 2013 as a Delaware limited liability company. On February 4, 2023, it changed its name to its current name in its state of domicile. The Company is a registered broker-dealer, effective as of February 10, 2015 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act, 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions. On December 11, 2022, ICON Capital Holdings, LLC acquired the membership interests held by Angel Island Operations Holdings 2, LP, pursuant to a successful Continuing Membership Application ("CMA") process with FINRA. As a condition of the acquisition, all liabilities prior to the acquisition were paid and all capital (cash and cash equivalents) that remained in the Company's bank and brokerage accounts was returned to Angel Island Operations Holdings 2, LP. ICON Capital Holdings, LLC, as of the closing, disregarded any accounts maintained by the Company as the property of Angel Island Operations Holdings 2, LP.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2022.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. GOING CONCERN

Notwithstanding the capital position of the Company as of the end of fiscal year, the Company will continue for the foreseeable future and it is not the intention to, nor is there the need to, liquidate

the Company or cease operations. Subsequent to December 31, 2022, the Company received capital infusions totaling $155,000.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentration of risk

The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2022. For the year ended December 31, 2022, the Company paid $800 in California state related taxes. The California state related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California.

Uncertain tax positions

In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are related to regulated broker dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. The Parent charges a fee for certain typical office services, including office space, in its office located in Newport Beach, California. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2022, Parent charged the Company $500 for such expenses, of which the full amount remained unpaid as of year-end.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of ($24,730), which was below the required minimum net capital of $100,000 by $124,730. Aggregate indebtedness at

December 31, 2022 totaled $24,730. The Company’s percentage of aggregate indebtedness to net capital was (100%). The reason for the failure to meet the minimum net capital requirement was a delay at year end to conclude the opening of an account at a selected commercial bank, following the acquisition of the Company on December 11, 2022, a condition that remained over year-end. FINRA was notified of the situation and no regulatory action was taken, and FINRA was informed during the CMA process that there might be a delay and that no business would be effected until an account was opened and an initial capital infusion of $150,000 made. The account was eventually opened with First Republic Bank and the infusion of $150,000 was made on January 19, 2023.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2022, through March 22, 2023, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company’s financial statements (other than as discussed herein concerning the capital infusion), beyond the the name change from “Angel Island Capital Services, LLC” to “Adventix Global Markets LLC.”

Adventix Global Markets LLC

(formerly Angel Island Capital Services, LLC

(A Limited Liability Company)

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2022

Adventix Global Markets LLC

(Formerly Angel Island Capital Services, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 of

THE SECURITIES AND EXCHANGE ACT

December 31, 2022

Schedule I

Total member's equity	$ (24,730)
Deductions and/or charges:	
Ownership Equity Non-Allowable	
Other Non-allowable assets	
Total deductions and/or charges	
Net capital	$ (24,730)
Computation of basic net capital requirement: Minimum net capital requirement, greater of 6 2/3% of aggregate indebtedness ($24,730)	$ 1,649
Statutory minimum net capital requirement	$ 100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 100,000
Excess net capital at 120% of required statutory minimum	$ (144,730)
Computation of aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$ 24,730
Percentage of aggregate indebtedness to net capital	(100%)

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended on March 21, 2023. Accordingly, no reconciliation is necessary.

OTHER INFORMATION
DECEMBER 31, 2022

Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2022.

EXEMPTION REPORT

Adventix Global Markets LLC (formerly, "Angel Island Capital Services, LLC") (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
b. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k) for the year ended December 31, 2022 without exception.

I, David McClean, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Financial and Operations Principal

March 22, 2023

Mercurius & Associates LLP

***(formerly known as* AJSH & Co LLP)**

LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Adventix Global Markets LLC (formerly known as "Angel Island Capital Services, LLC")

We have reviewed Adventix Global Markets LLC (formerly known as "Angel Island Capital Services, LLC")'s assertions, included in the accompanying Angel Island Capital Services, LLC's Exemption Report, in which (1) Adventix Global Markets LLC (formerly, "Angel Island Capital Services, LLC") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") (2) the Company cleared all transactions on a fully disclosed basis through its clearing firm and did not hold customer funds or safekeep customers securities (3) the Company stated that they met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 under the Securities Exchange Act, 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 24, 2023